UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

CECO ENVIRONMENTAL CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

125141101
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 125141101	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvey Sandler Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,991,903
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,991,903
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,903 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 125141101	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvey Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,991,903
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,991,903
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,991,903 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 125141101	SCHEDULE 13G	Page 4 of 8

Item 1.

(a)		Name of Issuer: CECO Environmental Corp.

(b)		Address of Issuer’s Principal Executive Offices: 4625 Red Bank Road, Suite 200 Cincinnati, Ohio 45227

Item 2.

1.	(a)	Name of Person Filing: Harvey Sandler Revocable Trust

(b)		Address of Principal Business Office, or, if none, Residence: 2080 NW Boca Raton Blvd #6 Boca Raton, FL 33431

(c)		Citizenship or Place of Organization: Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.

(d)		Title of Class of Securities: Common Stock, $0.01 par value

(e)		CUSIP Number: 125141101

2.	(a)	Name of Person Filing: Harvey Sandler

(b)		Address of Principal Business Office, or, if none, Residence: 2080 NW Boca Raton Blvd #6 Boca Raton, FL 33431

(c)		Citizenship or Place of Organization: Harvey Sandler is a United States citizen.

(d)		Title of Class of Securities: Common Stock, $0.01 par value

(e)		CUSIP Number: 125141101

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 125141101	SCHEDULE 13G	Page 5 of 8

(1)	Harvey Sandler Revocable Trust

	(a)	Amount beneficially owned: 1,991,903 shares of Common Stock, $0.01 par value, of CECO Environmental Corp.

	(b)	Percent of class: 13.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,991,903 shares

		(ii)	Shared power to vote or to direct the vote: 0 shares

		(iii)	Sole power to dispose or to direct the disposition of: 1,991,903 shares

		(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(2)	Harvey Sandler

	(a)	Amount beneficially owned: 1,991,903 shares of Common Stock, $0.01 par value, of CECO Environmental Corp.

	(b)	Percent of class: 13.5%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,991,903 shares (1)

		(ii)	Shared power to vote or to direct the vote: 0 shares

		(iii)	Sole power to dispose or to direct the disposition of: 1,991,903 shares (1)

		(iv)	Shared power to dispose or to direct the disposition of: 0 shares

______________
(1)  Harvey Sandler is the sole trustee of the Harvey Sandler Revocable Trust. As a result, Mr. Sandler may be deemed to beneficially own the shares held by the Harvey Sandler Revocable Trust and each of the reporting persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b)(1). The reporting persons do not admit to being members of a group and Mr. Sandler disclaims beneficial ownership of the securities held by the Harvey Sandler Revocable Trust.

CUSIP No. 125141101	SCHEDULE 13G	Page 6 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A for Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 125141101	SCHEDULE 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013	HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Harvey Sandler
	Name:	Harvey Sandler
	Title:	Sole Trustee

Date: February 7, 2013	By:	/s/ Harvey Sandler
Harvey Sandler

CUSIP No. 125141101	SCHEDULE 13G	Page 8 of 8

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of CECO ENVIRONMENTAL CORP. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the dates set forth next to the undersigned's name.

Date: February 7, 2013	HARVEY SANDLER REVOCABLE TRUST

	By:	/s/ Harvey Sandler
	Name:	Harvey Sandler
	Title:	Sole Trustee

Date: February 7, 2013	By:	/s/ Harvey Sandler
Harvey Sandler